BEA 東亞銀行

Our Ref: SHR/08/85

December 15, 2008

RECEIVED

2008 DEC 30 A 11:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY REGISTERED AIRMAIL

[redacted]

08006337

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
<u>Rule 12g3-2(b) Exemption File No. 82-3443</u>

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

PROCESSED
JAN 0 6 2009
THOMSON REUTERS

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/gm/790
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中10號
Telephone 電話 (852) 3608 3608 Facsimile 傳真 (852) 3608 6000 Telex 電傳 HX 73017
www.hkbea.com

GF 188 (06/2005)

File No. 82-3443

Annex to Letter to the SEC
dated December 15, 2008
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since October 16, 2008 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Announcement – Profit Warning
   Date : October 27, 2008
   Source of Requirement : HKSE Listing Rules

2. Document : Appointment of Director and Member of Audit Committee
   Date : December 15, 2008
   Source of Requirement : HKSE Listing Rules

* HKSE denotes Hong Kong Stock Exchange

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Announcement

Profit Warning

This announcement is made by The Bank of East Asia, Limited (the "**Bank**", together with its subsidiaries, the "**Group**") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

As a result of the continuing turmoil in global financial markets, the Bank has registered a further decrease in the fair value of its collateralized debt obligation ("**CDO**") portfolio since 30th June, 2008. It is the Directors' assessment that the likely residual net value of the portfolio would be further substantially eroded if held until maturity. The Board of Directors (the "**Board**") of the Bank has thus resolved to dispose of the entire portfolio of CDOs with carrying value held by the Group prior to maturity. As at the date of this announcement, the Bank has completed the disposition of the relevant CDOs.

Whilst this one-off disposal will have a short-term, material negative impact on the financial results of the Bank for the financial year ending 31st December, 2008, the Directors believe that this disposal is in the best interest of the Bank and its shareholders as it will eliminate the Bank's exposure to any further mark-to-market losses in the value of this asset.

The investment loss recognised by the Bank upon the disposal of the CDOs with carrying value is summarised below:

1.	Mark-to-market losses charged to the profit and loss account for the six months ended 30th June, 2008 and disclosed in the interim results announcement:	HK$1.3 billion
2.	Losses charged to the profit and loss account in the second half of 2008 on the entire CDO portfolio:	HK$2.2 billion[1]
3.	Total losses charged to the profit and loss account for the year ending 31st December, 2008:	HK$3.5 billion[1]

[1] These include the realised losses in relation to the CDOs with carrying value which have been disposed of by the Group as described in this announcement and the mark-to-market losses in relation to the other CDOs which are still held by the Group, and which losses have already been recognised in the profit and loss account of the Bank prior to the date of this announcement. After such mark-to-market losses, the carrying value of these CDOs has become zero.

As a result of the above losses, the profits of the Bank for the year ending 2008 are expected to fall substantially as compared with that for the year ended 2007.

Discounting the losses incurred by the Bank arising from the CDOs as described above, the business of the Bank is sound and, looking forward to the end of the current financial year, the Directors expect that it will remain so. All statutory ratios of the Bank are well above the levels required by the Hong Kong Monetary Authority ("**HKMA**").

The Bank has notified the HKMA regarding the disposal of the CDOs.

Shareholders of the Bank and potential investors are advised to exercise caution when dealing in the shares of the Bank.

By order of the Board
The Bank of East Asia, Limited
David LI Kwok-po
Chairman & Chief Executive
Hong Kong, 27th October, 2008

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman & Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Independent Non-executive Directors of the Bank are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William Doo Wai-hoi, and Non-executive Directors of the Bank are: Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze.

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

APPOINTMENT OF DIRECTOR AND MEMBER OF AUDIT COMMITTEE

Mr. Valiant CHEUNG Kin-piu has been appointed an Independent Non-executive Director and a Member of the Audit Committee of the Bank with effect from 15th December, 2008.

The Bank of East Asia, Limited (the "Bank") is pleased to announce the appointment of Mr. Valiant CHEUNG Kin-piu ("Mr. Cheung") as an Independent Non-executive Director and a Member of the Audit Committee with effect from 15th December, 2008.

Mr. Cheung, aged 62, was a partner at KPMG, a leading international accounting firm in Hong Kong, until his retirement in 2001. He has extensive experience in assurance and corporate finance work, particularly in trading and manufacturing corporations in Hong Kong and the PRC. He has assisted a number of companies in obtaining stock exchange listings in Hong Kong, the PRC, Singapore and the United States and has provided financial advisory and due diligence services to foreign investors on investments in the PRC.

Mr. Cheung is a fellow member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants.

Mr. Cheung is an independent non-executive director of Wing Shan International Limited, Pacific Century Premium Developments Limited and Dah Chong Hong Holdings Limited. He was an independent non-executive director of Dream International Limited between October 2001 and May 2008.

Save as disclosed, Mr. Cheung did not hold any directorships in other listed public companies in the last three years.

Mr. Cheung is currently an independent non-executive director, the chairman of the audit committee and the chairman of the connected transactions control committee of The Bank of East Asia (China) Limited, a wholly-owned subsidiary of the Bank.

Save as disclosed, Mr. Cheung does not hold any other position with the Bank and other members of the Bank Group.

Mr. Cheung has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Cheung will hold office until the next following general meeting of the Bank and shall then be eligible for re-election for a term of three years. The fees payable to Directors are determined by the Board with reference to market trends. Mr. Cheung will receive a director's fee of HK$200,000 per annum and an Audit Committee Member's fee of HK$60,000 per annum.

Mr. Cheung is receiving a fee of RMB50,000 per annum for being a director, a fee of RMB40,000 per annum for being the chairman of the audit committee and a fee of RMB40,000 per annum for being the chairman of the connected transactions control committee of The Bank of East Asia (China) Limited.

Mr. Cheung is not or was not connected with any Directors and the senior management of the Bank.

As at the date of this announcement, Mr. Cheung does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Cheung has met the independence guidelines set out in Rule 3.13 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

There is no information relating to Mr. Cheung that is required to be disclosed pursuant to Rules 13.51 (2) (h) to (v) of the Listing Rules.

The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the date hereof.

Save as disclosed above, there are no other matters relating to the appointment of Mr. Cheung that need to be brought to the attention of the shareholders of the Bank.

The Bank also confirms that subsequent to Mr. Cheung's appointment as aforesaid, the Bank is now in full compliance with Rules 3.10(2) and 3.21 of the Listing Rules.

The Bank is pleased to take this opportunity to welcome Mr. Cheung to join the Board and congratulates him on his appointment.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 15th December, 2008.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman & Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. Kenneth LO Chin-ming, Mr. William DOO Wai-hoi, Mr. KUOK Khoon-ean and Mr. Valiant CHEUNG Kin-piu; and Non-executive Directors of the Bank are: Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze.

Mr. Cheung is receiving a fee of RMB50,000 per annum for being a director, a fee of RMB40,000 per annum for being the chairman of the audit committee and a fee of RMB40,000 per annum for being the chairman of the connected transactions control committee of The Bank of East Asia (China) Limited.

Mr. Cheung is not or was not connected with any Directors and the senior management of the Bank.

As at the date of this announcement, Mr. Cheung does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Cheung has met the independence guidelines set out in Rule 3.13 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

There is no information relating to Mr. Cheung that is required to be disclosed pursuant to Rules 13.51 (2) (h) to (v) of the Listing Rules.

The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the date hereof.

Save as disclosed above, there are no other matters relating to the appointment of Mr. Cheung that need to be brought to the attention of the shareholders of the Bank.

The Bank also confirms that subsequent to Mr. Cheung's appointment as aforesaid, the Bank is now in full compliance with Rules 3.10(2) and 3.21 of the Listing Rules.

The Bank is pleased to take this opportunity to welcome Mr. Cheung to join the Board and congratulates him on his appointment.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 15th December, 2008.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman & Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. Kenneth LO Chin-ming, Mr. William DOO Wai-hoi, Mr. KUOK Khoon-ean and Mr. Valiant CHEUNG Kin-piu; and Non-executive Directors of the Bank are: Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze.

END